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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:         V-Formation, Inc. Registration Statement on
            Form SB-2 (File No. 333-44372) Application for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, V-Formation, Inc. (the "Company") hereby submits this application for withdrawal of its Registration Statement on Form SB-2, together with all exhibits and amendments thereto (File No. 333-44372) (the "Registration Statement"), effective as of the date hereof, or as early as practicable hereafter. The Company is requesting withdrawal of the Registration Statement due to, inter alia, continuing unfavorable conditions in the financial markets.

         Please notify us of the effectiveness of the withdrawal of the Registration Statement by faxing a copy of the withdrawal order to J. Robert Horton, Esq. At (212) 355-3333.


Very truly yours,

V-Formation, Inc.



By: /s/ Richard Stelnick
    --------------------
        Richard Stelnick
        Chief Executive
         Officer and
         Chairman